U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                                SEC File Number
                                   FORM 12B-25                       0-29669
                                                                  CUSIP Number
                           NOTIFICATION OF LATE FILING             134705 10 2
                                  (Check One):

        [X] Form 10-K and Form 10-KSB    [  ]Form 20-F    [  ] Form 11-K
                   [  ]Form 10-Q and 10-QSB    [  ]Form N-SAR

        For Period Ended: December 31, 2001
        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
        For the Transition Period Ended:


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     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates.
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PART I - REGISTRANT INFORMATION
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Full name of Registrant:     Can-Cal Resources Ltd.

Former Name if Applicable:   N/A

Address of Principal Executive Office (Street and Number):

                             8221 Cretan Blue Lane
City, State and Zip Code:    Las Vegas, NV 89128


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Part II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
        (b)  The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will
   X         be filed on or before the fifteenth calendar day following the
  ---        prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c)  The accountant's statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable.

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Part III - Narrative
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.


          Management, in conjunction with the Company's auditors, is still working to complete the necessary financial reports for the period ended December 31, 2001. Such completion has been delayed because the Company has received on March 8, 2002 accounting and legal comments from the SEC regarding the Company's Form SB-2 registration statement for an equity line financing. When the necessary work has been completed on the financial reports and narrative disclosures for both the Form 10-KSB and the Form SB-2, those documents will be filed with the SEC. The Form 10-KSB will be filed by April 15, 2002.




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Part IV - Other Information
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     (1)  Name and telephone number of person to contact in regard to this notification.

             STEPHEN E. ROUNDS, Special Counsel (303) 377-6997

     (2) Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify reports(s).
                                                                 [ X ]Yes [  ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ X ]Yes [  ]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          As stated in Part III above, the Company is in the process of responding to SEC comments, including accounting comments which will cause a restatement of 2000 financial statements to reflect impairment of asset expenses (write off of exploration expenses previously capitalized). Any present comment on possible variance between 2000 and 2001 operating results would be speculative until the financial statement revisions to comply with SEC comments are completed.



                                    CAN-CAL RESOURCES LTD.
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                (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     March 30, 2002             By:      /s/ Ronald D. Sloan
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                                            Ronald D. Sloan,
                                            President


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